UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-12607

SunLink Health Systems, Inc.

(Exact name of registrant as specified in its charter)

900 Circle 75 Parkway

Suite 690

Atlanta, Georgia 30309

(770) 933-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

* On April 14, 2025, SunLink Health Systems, Inc., a Georgia corporation (“SunLink”), and Regional Health Properties, Inc., a Georgia corporation (“Regional”), entered into an Amended and Restated Agreement and Plan of Merger (as amended, the “Merger Agreement”), providing for, among other things, the merger of the SunLink with and into Regional. Pursuant to the Merger Agreement, on August 14, 2025, SunLink merged with and into Regional.

Pursuant to the requirements of the Securities Exchange Act of 1934, SunLink Health Systems, Inc. has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: August 26, 2025	SunLink Health Systems, Inc.

	By:	Regional Health Properties, Inc., its successor

	By:	/s/ Brent Morrison
Brent Morrison
Chief Executive Officer and President